FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of February 26, 2014

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes        No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2014

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

TENARIS S.A.

CONSOLIDATED
FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2012 and 2011

29, Avenue de la Porte-Neuve – 3rd Floor.
L – 2227 Luxembourg

Tenaris S.A.   Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

CONSOLIDATED INCOME STATEMENT
(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31
	Notes	2013	2012	2011
			Revised
Net sales	1	10,596,781	10,834,030	9,972,478
Cost of sales	2	(6,456,786)	(6,637,293)	(6,273,407)
Gross profit		4,139,995	4,196,737	3,699,071
Selling, general and administrative expenses	3	(1,941,213)	(1,883,789)	(1,859,240)
Other operating income	5	14,305	71,380	11,541
Other operating expenses	5	(28,257)	(27,721)	(6,491)
Operating income		2,184,830	2,356,607	1,844,881
Interest income	6	33,094	33,459	30,840
Interest expense	6	(70,450)	(55,507)	(52,407)
Other financial results	6	8,677	(28,056)	11,268
Income before equity in earnings of associated companies and income tax		2,156,151	2,306,503	1,834,582
Equity in earnings (losses) of associated companies	7	46,098	(63,206)	61,992
Income before income tax		2,202,249	2,243,297	1,896,574
Income tax	8	(627,877)	(541,558)	(475,370)
Income for the year		1,574,372	1,701,739	1,421,204
Attributable to:
Owners of the parent		1,551,394	1,699,375	1,331,640
Non-controlling interests		22,978	2,364	89,564
		1,574,372	1,701,739	1,421,204
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		1.31	1.44	1.13
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		2.63	2.88	2.26
(*) Each ADS equals two shares.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(all amounts in thousands of U.S. dollars)	Year ended December 31
	2013	2012	2011
		Revised
Income for the year	1,574,372	1,701,739	1,421,204

Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations, net of taxes	13,449	(9,728)	(19,781)
	13,449	(9,728)	(19,781)
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(1,941)	(4,547)	(325,792)
Changes in the fair value of derivatives held as cash flow hedges and others	2,941	5,631	983
Share of other comprehensive income of associates:
- Currency translation adjustment	(87,666)	(108,480)	(42,684)
- Changes in the fair value of derivatives held as cash flow hedges and others	2,682	951	(155)
Income tax relating to components of other comprehensive income (*)	478	(618)	(2,231)
	(83,506)	(107,063)	(369,879)
Other comprehensive loss for the year, net of tax	(70,057)	(116,791)	(389,660)
Total comprehensive income for the year	1,504,315	1,584,948	1,031,544
Attributable to:
Owners of the parent	1,480,572	1,588,447	991,616
Non-controlling interests	23,743	(3,499)	39,928
	1,504,315	1,584,948	1,031,544

(*) Relates to cash flow hedges.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(all amounts in thousands of U.S. dollars)		At December 31, 2013		At December 31, 2012
	Notes			Revised
ASSETS
Non-current assets
Property, plant and equipment, net	10	4,673,767		4,434,970
Intangible assets, net	11	3,067,236		3,199,916
Investments in associated companies	12	912,758		977,011
Other investments	13	2,498		2,603
Deferred tax assets	21	197,159		215,867
Receivables	14	152,080	9,005,498	142,060	8,972,427
Current assets
Inventories	15	2,702,647		2,985,805
Receivables and prepayments	16	220,224		260,532
Current tax assets	17	156,191		175,562
Trade receivables	18	1,982,979		2,070,778
Available for sale assets	31	21,572		21,572
Other investments	19	1,227,330		644,409
Cash and cash equivalents	19	614,529	6,925,472	828,458	6,987,116
Total assets			15,930,970		15,959,543
EQUITY
Capital and reserves attributable to owners of the parent			12,290,420		11,328,031
Non-controlling interests			179,446		171,561
Total equity			12,469,866		11,499,592
LIABILITIES
Non-current liabilities
Borrowings	20	246,218		532,407
Deferred tax liabilities	21	751,105		728,541
Other liabilities	22 (i)	277,257		302,444
Provisions	23 (ii)	66,795	1,341,375	67,185	1,630,577
Current liabilities
Borrowings	20	684,717		1,211,785
Current tax liabilities	17	266,760		254,603
Other liabilities	22 (ii)	250,997		318,828
Provisions	24 (ii)	25,715		26,958
Customer advances		56,911		134,010
Trade payables		834,629	2,119,729	883,190	2,829,374
Total liabilities			3,461,104		4,459,951
Total equity and liabilities			15,930,970		15,959,543

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A.   Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total

Balance at December 31, 2012, revised (*)	1,180,537	118,054	609,733	(316,831)	(314,297)	10,050,835	11,328,031	171,561	11,499,592

Income for the year	-	-	-	-	-	1,551,394	1,551,394	22,978	1,574,372
Currency translation adjustment	-	-	-	(2,247)	-	-	(2,247)	306	(1,941)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	13,449	-	13,449	-	13,449
Hedge reserve, net of tax	-	-	-	-	2,960	-	2,960	459	3,419
Share of other comprehensive income of associates	-	-	-	(87,666)	2,682	-	(84,984)	-	(84,984)
Other comprehensive (loss) income for the year	-	-	-	(89,913)	19,091	-	(70,822)	765	(70,057)
Total comprehensive income for the year	-	-	-	(89,913)	19,091	1,551,394	1,480,572	23,743	1,504,315
Acquisition of non-controlling interests	-	-	-	-	(10,552)	-	(10,552)	2,784	(7,768)
Dividends paid in cash	-	-	-	-	-	(507,631)	(507,631)	(18,642)	(526,273)
Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

(*) See section II.A. for changes in presentation due to the application of IAS19R.
(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2013 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total

Balance at December 31, 2011, revised (*)	1,180,537	118,054	609,733	(210,772)	(40,911)	8,800,064	10,456,705	666,031	11,122,736

Income for the year	-	-	-	-	-	1,699,375	1,699,375	2,364	1,701,739
Currency translation adjustment	-	-	-	2,421	-	-	2,421	(6,968)	(4,547)
Effect of adopting IAS 19R					(9,664)		(9,664)	(64)	(9,728)
Hedge reserve, net of tax	-	-	-	-	3,925	-	3,925	1,088	5,013
Share of other comprehensive income of associates	-	-	-	(108,480)	870	-	(107,610)	81	(107,529)
Other comprehensive loss for the year	-	-	-	(106,059)	(4,869)	-	(110,928)	(5,863)	(116,791)
Total comprehensive income for the year	-	-	-	(106,059)	(4,869)	1,699,375	1,588,447	(3,499)	1,584,948
Acquisition and increase of non-controlling interests (**)	-	-	-	-	(268,517)	-	(268,517)	(490,066)	(758,583)
Dividends paid in cash	-	-	-	-	-	(448,604)	(448,604)	(905)	(449,509)
Balance at December 31, 2012	1,180,537	118,054	609,733	(316,831)	(314,297)	10,050,835	11,328,031	171,561	11,499,592

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total

Balance at December 31, 2010	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580
Effect of adopting IAS 19R	-	-	-	-	(30,618)	-	(30,618)	-	(30,618)
Balance at December 31, 2010, revised	1,180,537	118,054	609,733	108,419	(14,809)	7,869,807	9,871,741	648,221	10,519,962

Income for the year	-	-	-	-	-	1,331,640	1,331,640	89,564	1,421,204
Currency translation adjustment	-	-	-	(276,507)	-	-	(276,507)	(49,285)	(325,792)
Effect of adopting IAS 19R					(19,096)		(19,096)	(685)	(19,781)
Hedge reserve, net of tax	-	-	-	-	(1,582)	-	(1,582)	334	(1,248)
Share of other comprehensive income of associates	-	-	-	(42,684)	(155)	-	(42,839)	-	(42,839)
Other comprehensive loss for the year	-	-	-	(319,191)	(20,833)	-	(340,024)	(49,636)	(389,660)
Total comprehensive income for the year	-	-	-	(319,191)	(20,833)	1,331,640	991,616	39,928	1,031,544
Acquisition and increase of non-controlling interests	-	-	-	-	(1,930)	-	(1,930)	577	(1,353)
Treasury shares held by associated companies	-	-	-	-	(3,339)	-	(3,339)	-	(3,339)
Dividends paid in cash	-	-	-	-	-	(401,383)	(401,383)	(22,695)	(424,078)
Balance at December 31, 2011	1,180,537	118,054	609,733	(210,772)	(40,911)	8,800,064	10,456,705	666,031	11,122,736

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2012 and 2011 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(*) See section II.A. for changes in presentation due to the application of IAS19R.
(**) See Note 27.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

CONSOLIDATED STATEMENT OF CASH FLOWS
(all amounts in thousands of U.S. dollars)		Year ended December 31
	Notes	2013	2012	2011
Cash flows from operating activities			Revised
Income for the year		1,574,372	1,701,739	1,421,204
Adjustments for:
Depreciation and amortization	10 & 11	610,054	567,654	554,345
Income tax accruals less payments	28(ii)	125,416	(160,951)	120,904
Equity in (earnings) losses of associated companies	7	(46,098)	63,206	(61,992)
Interest accruals less payments, net	28(iii)	(29,723)	(25,305)	(24,880)
Changes in provisions		(1,800)	(12,437)	(2,443)
Changes in working capital	28(i)	188,780	(303,012)	(649,640)
Other, including currency translation adjustment		(65,883)	29,519	(74,194)
Net cash provided by operating activities		2,355,118	1,860,413	1,283,304

Cash flows from investing activities
Capital expenditures	10 & 11	(753,498)	(789,731)	(862,658)
Acquisition of subsidiaries and associated companies	27	-	(510,825)	(9,418)
Proceeds from disposal of property, plant and equipment and intangible assets		33,186	8,012	6,431
Increase due to sale of associated company	12	-	3,140	-
Dividends received from associated companies	12	16,334	18,708	17,229
Changes in investments in short terms securities		(582,921)	(213,633)	245,448
Net cash used in investing activities		(1,286,899)	(1,484,329)	(602,968)

Cash flows from financing activities
Dividends paid	9	(507,631)	(448,604)	(401,383)
Dividends paid to non-controlling interest in subsidiaries		(18,642)	(905)	(22,695)
Acquisitions of non-controlling interests	27	(7,768)	(758,583)	(16,606)
Proceeds from borrowings (*)		2,460,409	2,054,090	726,189
Repayments of borrowings (*)		(3,143,241)	(1,271,537)	(953,413)
Net cash used in financing activities		(1,216,873)	(425,539)	(667,908)

(Decrease) / Increase in cash and cash equivalents		(148,654)	(49,455)	12,428
Movement in cash and cash equivalents
At the beginning of the year		772,656	815,032	820,165
Effect of exchange rate changes		(25,857)	7,079	(17,561)
(Decrease) / Increase in cash and cash equivalents		(148,654)	(49,455)	12,428
At December 31,	28(iv)	598,145	772,656	815,032

		At December 31,
Cash and cash equivalents		2013	2012	2011
Cash and bank deposits	19	614,529	828,458	823,743
Bank overdrafts	20	(16,384)	(55,802)	(8,711)
		598,145	772,656	815,032

(*) For 2013, these figures include approximately $2,160 million related to the renewal of short-term local facilities carried out during the year.

The accompanying notes are an integral part of these Consolidated Financial Statements.

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings (losses) of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Dividends distribution
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments - non current
L	Equity	14	Receivables - non current
M	Borrowings	15	Inventories
N	Current and Deferred income tax	16	Receivables and prepayments
O	Employee benefits	17	Current tax assets and liabilities
P	Provisions	18	Trade receivables
Q	Trade payables	19	Other investments and Cash and cash equivalents
R	Revenue recognition	20	Borrowings
S	Cost of sales and sales expenses	21	Deferred income tax
T	Earnings per share	22	Other liabilities
U	Financial instruments	23	Non-current allowances and provisions
		24	Current allowances and provisions
		25	Derivative financial instruments
		26	Contingencies, commitments and restrictions on the distribution of profits
		27	Business combinations, other acquisitions and investments
III.	FINANCIAL RISK MANAGEMENT	28	Cash flow disclosures
		29	Related party transactions
A	Financial Risk Factors	30	Principal subsidiaries
B	Financial instruments by category	31	Nationalization of Venezuelan Subsidiaries
C	Fair value hierarchy	32	Fees paid to the Company's principal accountant
D	Fair value estimation	33	Subsequent event
E	Accounting for derivative financial instruments and hedging activities

I. GENERAL INFORMATION

Tenaris S.A. (the "Company") was established as a public limited liability company (Societé Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 30 to these Consolidated Financial Statements.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s board of directors on February 20, 2014.

II. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A           Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, under the historical cost convention, as modified by the revaluation of available for sale financial assets and financial assets and liabilities (including derivative instruments) at  fair value through profit or loss. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

As further described below, as from January 1, 2013, the Company adopted IAS 19 (amended 2011). The effect of these changes in the recognition and measurement of pension obligations and other post-employment obligations was $60.7 million ($77.0 million in other long term liabilities net of a deferred income tax of $22.3 million and $6.0 million related to the adoption of IAS 19 in associated companies) and $50.2 million ($63.6 million in other long term liabilities net of a deferred income tax of $18.6 million and $5.2 million related to the adoption of IAS 19 in associated companies) for 2012 and 2011, respectively. As of December 31, 2010, the effect of these changes was a decrease of total equity of $30.6 million ($36.1 million in other long term liabilities net of a deferred income tax of $10.9 million and $5.4 million related to the adoption of IAS 19 in associated companies).

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)   New and amended standards effective in 2013 and relevant for Tenaris
IAS 1, “Financial statement presentation”

In June 2011, the IASB issued IAS 1 (amended 2011), “Financial statement presentation”. The amendment requires entities to separate items presented in Other comprehensive income into two groups, based on whether or not they may be recycled to profit or loss in the future. See impact of the application in the Consolidated Statement of Other Comprehensive Income.

A           Basis of presentation (Cont.)

(1)    New and amended standards effective in 2013 and relevant for Tenaris(Cont.)

IAS 19 (amended 2011), “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits and to the disclosures for all employee benefits. IAS 19 (amended 2011) was applied retrospectively, as indicated  in the transitional provisions of such IFRS. These changes are related to recognizing in other comprehensive income of the period in which they arise the actuarial gains and losses arising from past experience adjustments and changes in actuarial assumptions. Past-service costs are recognized immediately in the income statement.

IFRS 10, “Consolidated financial statements”, IFRS 11, “Joint arrangements” and IFRS 12, “Disclosure of interests in other entities”.

The application of these standards did not materially affect the Company’s financial condition or results of operations. Until December 31, 2012, Tenaris’ investment in Exiros B.V.(“Exiros”) was presented as an investment in associated companies. Starting on January 1, 2013, and in connection with an amendment in the shareholders’ agreement, the Company applied the provisions of IFRS 11 and began to recognize Exiros’s assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

IFRS 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. This standard explains how to measure fair value and aims to enhance fair value disclosures. See section IIIC and D.

B           Group accounting

(1)           Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

Transactions with non-controlling interests that do not result in a loss of control are accounted as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

B           Group accounting (Cont.)

(2)           Associates

Associates are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in associates includes goodwill identified in acquisition, net of any accumulated impairment loss.

Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’s interest in the associated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of associated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in associates is recorded in the Consolidated Income Statement under Equity in earnings of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

At December 31, 2013, Tenaris holds 11.46% of Ternium’s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in Associates”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

▪	Both the Company and Ternium are under the indirect common control of San Faustin S.A.;
▪	Four out of the nine members of Ternium’s board of directors (including Ternium’s chairman) are also members of the Company’s board of directors;
▪
Under the shareholders agreement by and between the Company and Techint Holdings S.à r.l, a wholly owned subsidiary of San Faustin S.A. and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings S.à r.l, is required to take actions within its power to cause (a) one of the members of Ternium’s board of directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s board of directors pursuant to previous written instructions of the Company.

The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin S.A. (formerly San Faustin N.V.), Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris’s proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris’s investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

At December 31, 2013, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 5.0% of the shares with voting rights and 2.5% of Usiminas’s total share capital. For the factors and circumstances that evidence that Tenaris has significant influence over Usiminas to account it for under the equity method (as defined by IAS 28, “Investments in Associates”), see Note 27.

Tenaris reviews investments in associated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value.

Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2013, 2012 and 2011, no impairment provisions were recorded on Tenaris’ investment in Ternium.

Tenaris carries its investment in Usiminas at its proportional equity value, plus goodwill and intangible assets recognized. At December 31, 2013 no impairment provision was recorded. At December 31, 2012, an impairment charge was recorded on Tenaris’ investment in Usiminas. See Note 27.

C           Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

Others include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

Tenaris’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

▪	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations;

▪	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost;

▪	The sales of energy and surplus raw materials are considered as lower cost of goods sold, while under IFRS are considered as revenues.

▪	Other timing and no significant differences.

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographic location of the assets.

D           Foreign currency translation

(1)           Functional and presentation currency

IAS 21 (revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris global operations.

Starting January 1, 2012, the Company changed the functional currency of its Mexican, Canadian and Japanese subsidiaries from their respective local currencies to the U.S. dollar.

Except from the Brazilian and Italian subsidiaries whose functional currencies are their local currencies,  Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

▪
Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

▪	Prices of their critical raw materials and inputs are priced and settled in U.S. dollars;

▪	Transaction and operational environment and the cash flow of these operations have the U.S. dollars as reference currency.

▪	Significant level of integration of the local operations within Tenaris’s international global distribution network.

▪	Net financial assets and liabilities are mainly received and maintained in U.S. dollars;

▪	The exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

(2)           Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other financial results” in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the “fair value gain or loss,” while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the “available for sale reserve” in equity. Tenaris had no such assets or liabilities for any of the periods presented.

(3)           Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial Statement positions are translated at the end-of-year exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

E           Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses; historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the group and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R) (“Borrowing Costs”). Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The asset’s residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2013.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F           Intangible assets

(1)           Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included on the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

(2)           Information systems projects

Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

(3)           Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2013 and 2012. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

(4)           Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2013, 2012 and 2011 totaled $105.6 million, $83.0 million and $83.1 million, respectively.

(5)    Customer relationships
In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

G           Impairment of non financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s value in use and fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:
(a) first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b) then, to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost to sell, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs to sell Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date.

In 2013 and 2012, none of the Company’s CGUs including long-lived assets with finite useful lives, were tested for impairment as no impairment indicators were identified.

H           Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain fixed income financial instruments purchased by the Company since October 1, 2013 have been categorized as available for sale if designated in this category or not classified in any of the other categories. The results of these financial investments are recognized in Financial Results in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in Other comprehensive income. On maturity or disposal, net gain and losses previously deferred in Other comprehensive income are recognized in Financial Results in the Consolidated Income Statement.

All other investments in financial instruments and time deposits are categorized as financial assets “at fair value through profit or loss” and their results are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

I           Inventories

Inventories are stated at the lower of cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor and utilities (based on FIFO method) and other direct costs and related production overhead costs. It excludes borrowing costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J           Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. Additionally, this allowance is adjusted periodically based on the aging of receivables.

K           Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

L           Equity

(1)           Equity components

The Consolidated Statement of Changes in Equity includes:

▪	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg Law;

▪	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)            Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2013, 2012 and 2011 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3)            Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 26).

M           Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost.

N           Current and Deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

In September 2013, Argentina enacted a law that amends its Income tax law. The law includes a new 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries. Accordingly, as of December 31, 2013, the Company recorded an income tax provision of $39.9 million, for the deferred tax liability on reserves for future dividends at Tenaris’s Argentine subsidiaries.

O           Employee benefits

(1)           Post employment benefits

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The Company applied IAS 19 (amended 2011), “Employee benefits”, as from January 1, 2013. In accordance with the amended standard, post-employment benefits are accounted as follows:

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in income.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. As required by IAS 19, comparative figures have been adjusted to reflect the retrospective application.

O           Employee benefits (Cont.)

(1)           Post employment benefits (Cont.)

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

▪
Employees’ service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary.  As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards.

▪
Defined benefit employees’ retirement plan for certain Tenaris’s officers designed to provide post-retirement and other benefits. This unfunded plan provides defined benefits based on years of service and final average salary.

▪
Funded retirement benefit plan held in the US to employees hired prior a certain date that considers the final average pay for retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan that offers limited medical and life insurance benefits to the retirees, hired before a certain date.

▪
Funded retirement benefit plans held in Canada for salary and hourly employees hired prior a certain date  based on years of service and, in the case of salaried employees, final average salary. Both plans were replaced for defined contribution plans.

(2)    Other long term benefits

During 2007, Tenaris launched an employee retention and long term incentive program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Tenaris’ shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Tenaris to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2013 and 2012, the outstanding liability corresponding to the Program amounts to $82.4 million and $68.8 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2013 and 2012, is $88.6 million and $71.9 million, respectively.

(3)    Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

P           Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’ potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

Q           Trade payables

Trade payables are recognized initially at fair value, generally the nominal invoice amount.

R           Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk and may include delivery to a storage facility located at one of the Company’s subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is highly probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 1.3%, 2.2% and 1.3% as of December 31, 2013, 2012 and 2011, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following basis:

▪
Construction contracts (mainly applicable to Tenaris Brazilian subsidiaries):  The revenue recognition of the contracts follows the IAS 11 guidance, that means ,when the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognized over the period of the contract by reference to the stage of completion (measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract).

▪	Interest income: on the effective yield basis.

▪	Dividend income from investments in other companies: when Tenaris’ right to receive payment is established.

S           Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

T    Earnings per share

Earnings per share are calculated by dividing the income attributable to owners of the parent by the daily weighted average number of common shares outstanding during the year.

U    Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris’s non derivative financial instruments are classified into the following categories:

▪	Financial instruments at fair value through profit and loss: comprise mainly cash and cash equivalents and investments in certain financial debt instruments and time deposits held for trading.

▪	Loans and receivables: comprise trade receivables and other receivables and are measured at amortized cost using the effective interest rate method less any impairment.

▪
Available for sale assets: comprise certain fixed income financial instruments purchased by the Company since October 1, 2013 that have been categorized as available for sale if designated in this category or not classified in any of the other categories. It also includes the Company’s interest in the Venezuelan Companies (see Note 31).

▪	Other financial liabilities: comprise borrowings, trade and other payables and are measured at amortized cost using the effective interest rate method.

The categorization depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on their settlement date.

In accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) embedded derivatives are accounted separately from their host contracts. The result has been recognized under “Foreign exchange derivatives contracts results”.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, the management evaluates exposures on a consolidated basis, taking advantage of logical exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. The Company’s objectives, policies and processes for managing these risks remained unchanged during 2013.

A. Financial Risk Factors

(i)           Capital Market Risk

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.07 as of December 31, 2013, in comparison with 0.13 as of December 31, 2012. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

(ii)           Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’s foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’s exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts (see Note 25 Derivative financial instruments).

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris’s subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’s financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2013 and 2012:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2013	2012
Argentine Peso / U.S. Dollar	(368,985)	(168,816)
Euro / U.S. Dollar	(137,599)	(117,370)
U.S. Dollar / Brazilian Real	(51,321)	(27,269)

The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2013 and 2012 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries which functional currency was the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $3.7 million and $1.7 million as of December 31, 2013 and 2012, respectively.

▪	Euro / U.S. dollar

As of December 31, 2013 and 2012, consisting primarily of Euro-denominated liabilities at certain subsidiaries which functional currency was the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.4 million and $1.2 million as of December 31, 2013 and 2012, respectively, which would have been to a large extent offset by changes to Tenaris’ net equity position.

Considering the balances held as of December 31, 2013 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $6.7 million (including a gain / loss of $0.3 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $0.8 million. For balances held as of December 31, 2012, a simultaneous 1% favorable/unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $4.7 million (including a loss / gain of $10.6 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’ net equity position of $0.9 million.

(iii)           Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. From time to time, the Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2013		2012
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate	643,005	69%	778,774	45%
Variable rate	287,930	31%	965,418	55%
Total (*)	930,935		1,744,192

(*)As of December 31, 2013 approximately 65% of the total debt balance corresponded to fixed-rate borrowings where the original period was nonetheless equal to or lesser than 360 days. This compares to approximately 30% of the total outstanding debt balance as of December 31, 2012.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $10.8 million in 2013 and $10.9 million in 2012.

Tenaris’s exposure to interest risk associated with its debt is also mitigated by its investment portfolio. Tenaris estimates that, if interest rates on the benchmark rates for Tenaris portfolio had been 100 basis points higher, then the additional pre-tax gain would have been $3.7 million in 2013 and $5.7 million in 2012, partially offsetting the net losses to Tenaris’s borrowing costs.

A. Financial Risk Factors (Cont.)

(iv)           Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2013 and 2012.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2013 and 2012 trade receivables amount to $1,983.0 million and $2,070.8 million respectively. Trade receivables have guarantees under credit insurance of $537.5 million and $539.3 million, letter of credit and other bank guarantees of $36.5 million and $100.3 million, and other guarantees of $55 million and $11.8  million as of December 31, 2013 and 2012 respectively.

As of December 31, 2013 and 2012 past due trade receivables amounted to $431.0 million and $392.8 million, respectively. Out of those amounts $147.9 million and $103.4 million are guaranteed trade receivables while $51.2 million and $29.1 million are included in the allowance for doubtful accounts.  Past due receivable not provisioned relate to a number of customers for whom there is no recent history of default. The allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)           Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 98.1% of Tenaris’s liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2013, in comparison with approximately 88.7% as of December 31, 2012.

(vi)           Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2013, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other current investments) were 11.6 % of total assets at the end of 2013 compared to 9.2% at the end of 2012.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments mainly with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2013, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties compared to 2.1 million at the end of 2012.

Tenaris holds its cash and cash equivalents primarily in U.S. dollars. As of December 31, 2013 and 2012, U.S. dollar denominated liquid assets represented approximately 76% and 79% of total liquid financial assets respectively.

B. Financial instruments by category

Accounting policies for financial instruments have been applied to the line items below:

December 31, 2013	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	9,273	-	-	9,273
Trade receivables	-	1,982,979	-	1,982,979
Other receivables	-	105,950	-	105,950
Available for sale assets (See note 31)	-	-	21,572	21,572
Other investments	1,184,448	-	45,380	1,229,828
Cash and cash equivalents	614,529	-	-	614,529
Total	1,808,250	2,088,929	66,952	3,964,131

December 31, 2013	Liabilities at fair value through profit and loss	Other financial liabilities	Total
Liabilities as per statement of financial position
Borrowings	-	930,935	930,935
Derivative financial instruments	8,268	-	8,268
Trade and other payables (*)	-	869,933	869,933
Total	8,268	1,800,868	1,809,136

December 31, 2012	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	17,852	-	-	17,852
Trade receivables	-	2,070,778	-	2,070,778
Other receivables	-	157,614	-	157,614
Available for sale assets	-	-	21,572	21,572
Other investments	647,012	-	-	647,012
Cash and cash equivalents	828,458	-	-	828,458
Total	1,493,322	2,228,392	21,572	3,743,286

December 31, 2012	Liabilities at fair value through profit and loss	Other financial liabilities	Total
Liabilities as per statement of financial position
Borrowings	-	1,744,192	1,744,192
Derivative financial instruments	14,031	-	14,031
Trade and other payables (*)	-	926,764	926,764
Total	14,031	2,670,956	2,684,987

(*) The maturity of most of trade payables is less than one year.

C. Fair value hierarchy

IFRS 7 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2- Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2013 and 2012.

December 31, 2013	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	614,529	-	-	614,529
Other investments	866,382	360,948	2,498	1,229,828
Derivatives financial instruments	-	9,273	-	9,273
Available for sale assets (*)	-	-	21,572	21,572
Total	1,480,911	370,221	24,070	1,875,202
Liabilities
Derivatives financial instruments	-	8,268	-	8,268
Total	-	8,268	-	8,268

December 31, 2012	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	828,458	-	-	828,458
Other investments	451,152	193,257	2,603	647,012
Derivatives financial instruments	-	17,852	-	17,852
Available for sale assets (*)	-	-	21,572	21,572
Total	1,279,610	211,109	24,175	1,514,894
Liabilities
Derivatives financial instruments	-	14,031	-	14,031
Total	-	14,031	-	14,031

(*) For further detail regarding Available for sale assets, see Note 31.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data where available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

C. Fair value hierarchy (Cont.)

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in Venezuelan companies under process of nationalization (see Note 31).

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2013	2012
	Assets / Liabilities
At the beginning of the period	24,175	24,550
Loss for the year	-	(435)

Currency translation adjustment and others	(105)	60
At the end of the year	24,070	24,175

D. Fair value estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 100.2% of its carrying amount including interests accrued in 2013 as compared with 101.1%  in 2012. Tenaris estimates that a change of 100 basis points in the reference interest rates would have an estimated impact of approximately 0.3% in the fair value of borrowings as of December 31, 2013 and 0.1% in 2012. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

E. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Consolidated Income Statement.

Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected on the statement of financial position. The full fair value of a hedging derivative is classified as a current or non current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2013 and 2012, the effective portion of designated cash flow hedges which is included in Other Reserves in equity amounts to $0.1 million credit and $2.9 million debit (see Note 25 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. Movements in the hedging reserve included within Other Reserves in equity are also shown in Note 25.

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1           Segment information

As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2013	Tubes	Other	Total

Management View - Net Sales	9,812,295	752,796	10,565,091
· Sales of energy, surplus raw materials and others	-	31,690	31,690
IFRS - Net Sales	9,812,295	784,486	10,596,781

Management View - Operating income	2,098,160	91,265	2,189,425
· Differences in cost of sales and others	(1,855)	(3,337)	(5,192)
· Depreciation and amortization	711	(114)	597
IFRS - Operating income	2,097,016	87,814	2,184,830
Financial income (expense), net			(28,679)
Income before equity in earnings of associated companies and income tax			2,156,151
Equity in earnings of associated companies			46,098
Income before income tax			2,202,249

Capital expenditures	721,869	31,629	753,498
Depreciation and amortization	589,482	20,572	610,054

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2012	Tubes	Other	Total

Management View - Net Sales	10,022,501	741,074	10,763,575
· Sales of energy, surplus raw materials and others	822	69,633	70,455
IFRS - Net Sales	10,023,323	810,707	10,834,030

Management View - Operating income	2,198,704	109,385	2,308,089
· Differences in cost of sales and others	(58,385)	(1,147)	(59,532)
· Depreciation and amortization	111,509	(3,459)	108,050
IFRS - Operating income	2,251,828	104,779	2,356,607
Financial income (expense), net			(50,104)
Income before equity in earnings of associated companies and income tax			2,306,503
Equity in losses of associated companies			(63,206)
Income before income tax			2,243,297

Capital expenditures	771,734	17,997	789,731
Depreciation and amortization	549,130	18,524	567,654

Year ended December 31, 2011	Tubes	Other	Total
IFRS
Net Sales	9,111,691	860,787	9,972,478
Operating income	1,702,188	142,693	1,844,881
Financial income (expense), net			(10,299)
Income before equity in earnings of associated companies and income tax			1,834,582
Equity in earnings of associated companies			61,992
Income before income tax			1,896,574

Capital expenditures	849,362	13,296	862,658
Depreciation and amortization	538,921	15,424	554,345

Transactions between segments, which were eliminated in consolidation, mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $276,388, $345,285 and $266,806 in 2013, 2012 and 2011, respectively.

Net income under Management view amounted to $ 1,495.5 million, while under IFRS amounted to $ 1,574.4 million. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in associated companies.

1           Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (*)	Total
Year ended December 31, 2013
Net sales	4,412,263	2,586,496	958,178	2,119,896	519,948		10,596,781
Total assets	8,130,799	3,150,000	2,561,557	562,206	592,065	934,343	15,930,970
Trade receivables	613,735	506,044	364,806	373,844	124,550		1,982,979
Property, plant and equipment, net	2,292,811	1,098,733	1,059,887	59,196	163,140		4,673,767
Capital expenditures	285,413	283,265	151,550	5,048	28,222		753,498
Depreciation and amortization	327,344	110,496	140,180	10,594	21,440		610,054

Year ended December 31, 2012
Net sales	5,270,062	2,717,234	1,092,642	1,271,585	482,507	-	10,834,030
Total assets	7,780,873	3,824,931	2,327,901	449,056	578,199	998,583	15,959,543
Trade receivables	528,443	867,223	273,824	286,212	115,076	-	2,070,778
Property, plant and equipment, net	2,222,906	1,003,871	985,617	64,632	157,944	-	4,434,970
Capital expenditures	338,827	237,456	185,354	9,720	18,374	-	789,731
Depreciation and amortization	316,158	103,537	116,771	7,989	23,199	-	567,654

Year ended December 31, 2011
Net sales	4,350,815	2,564,518	1,119,887	1,349,334	587,924	-	9,972,478
Total assets	7,226,605	3,373,855	2,396,443	522,926	651,986	691,820	14,863,635
Trade receivables	518,272	545,336	320,075	377,569	139,339	-	1,900,591
Property, plant and equipment, net	2,051,826	892,572	882,185	64,450	162,620	-	4,053,653
Capital expenditures	496,021	150,419	176,861	22,669	16,688	-	862,658
Depreciation and amortization	294,602	113,729	117,360	2,495	26,159	-	554,345

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Italy, Norway, Romania; “Middle East and Africa” comprises principally Angola, Iraq, Nigeria, Saudi Arabia, United Arab Emirates and; “Far East and Oceania” comprises principally China, Indonesia and Japan.

(*) Includes Investments in associated companies and Available for sale assets for $21.6 million in 2013, 2012 and 2011 (see Note 12 and 31).

2           Cost of sales
	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011

Inventories at the beginning of the year	2,985,805	2,806,409	2,460,384

Plus: Charges of the period
Raw materials, energy, consumables and other	3,749,921	4,330,547	4,409,698
Increase in inventory due to business combinations	-	1,486	10,688
Services and fees	422,142	433,944	368,910
Labor cost	1,199,351	1,256,041	1,177,067
Depreciation of property, plant and equipment	368,507	333,466	312,601
Amortization of intangible assets	8,263	7,091	6,561
Maintenance expenses	202,338	260,274	220,240
Allowance for obsolescence	70,970	49,907	11,067
Taxes	4,956	6,793	4,958
Other	147,180	137,140	97,642
	6,173,628	6,816,689	6,619,432

Less: Inventories at the end of the year	(2,702,647)	(2,985,805)	(2,806,409)
	6,456,786	6,637,293	6,273,407

3           Selling, general and administrative expenses
	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011

Services and fees	177,996	213,073	218,991
Labor cost	575,588	570,950	533,219
Depreciation of property, plant and equipment	19,132	15,023	12,400
Amortization of intangible assets	214,152	212,074	222,783
Commissions, freight and other selling expenses	600,239	550,611	545,228
Provisions for contingencies	31,429	21,163	35,847
Allowances for doubtful accounts	23,236	3,840	7,749
Taxes	170,659	170,582	148,912
Other	128,782	126,473	134,111
	1,941,213	1,883,789	1,859,240

4    Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011

Wages, salaries and social security costs	1,714,471	1,772,399	1,666,176
Employees' service rescission indenmnity (including those classified as defined contribution plans)	10,978	13,939	14,923
Pension benefits - defined benefit plans	32,112	20,808	10,300

Employee retention and long term incentive program	17,378	19,845	18,887
	1,774,939	1,826,991	1,710,286

At the year-end, the number of employees was 26,825 in 2013, 26,673 in 2012 and 26,980 in 2011.

5           Other operating items
	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011

Other operating income
Reimbursement from insurance companies and other third parties agreements (*)	148	49,495	695
Net income from other sales	10,663	12,314	5,510
Net rents	3,494	2,988	2,487
Other	-	6,583	2,849
	14,305	71,380	11,541

Other operating expenses
Contributions to welfare projects and non-profits organizations	21,147	22,226	4,341
Provisions for legal claims and contingencies	(2)	(668)	1,411
Loss on fixed assets and material supplies disposed / scrapped	39	227	48

Allowance for doubtful receivables	1,708	5,936	691
Other	5,365	-	-
	28,257	27,721	6,491

(*) In 2012, Confab Industrial S.A., a Tenaris subsidiary organized in Brazil (“Confab”) collected from the Brazilian government an amount, net of attorney fees and other related expenses, of approximately Brazilian reais (“BRL”) 99.8 million (approximately $49.2 million), recorded in other operating income. The income tax effect on this gain amounted to approximately $17.1 million. This payment was ordered by a final court judgment that represents Confab’s right to interest and monetary adjustment over a tax benefit that had been paid to Confab in 1991 and determined the amount of such right.

6           Financial results
(all amounts in thousands of U.S. dollars)	Year ended December 31
	2013	2012	2011
Interest income	33,094	33,459	30,840
Interest expense	(70,450)	(55,507)	(52,407)
Interest net	(37,356)	(22,048)	(21,567)

Net foreign exchange transaction results	37,179	(10,929)	65,365
Foreign exchange derivatives contracts results	4,414	(3,194)	(49,349)
Other	(32,916)	(13,933)	(4,748)
Other financial results	8,677	(28,056)	11,268
Net financial results	(28,679)	(50,104)	(10,299)

7           Equity in earnings (losses) of associated companies
	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011
From associated companies	46,098	4,545	61,992
Gain on sale of associated companies and others	-	5,899	-
Impairment loss on associated companies (see Note 27)	-	(73,650)	-
	46,098	(63,206)	61,992

8           Income tax
	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011
Current tax	594,179	636,624	573,769
Deferred tax	33,698	(95,066)	(98,399)
	627,877	541,558	475,370

8           Income tax (Cont.)

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011
Income before income tax	2,202,249	2,243,297	1,896,574
Tax calculated at the tax rate in each country	465,029	456,530	418,358
Non taxable income / Non deductible expenses	72,768	80,527	43,265
Changes in the tax rates	8,287	4,707	(7,736)
Effect of currency translation on tax base (*)	92,695	5,214	25,000
Utilization of previously unrecognized tax losses	(10,902)	(5,420)	(3,517)
Tax charge	627,877	541,558	475,370

(*) Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax basis of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

9           Dividends distribution

On November 6, 2013, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153.5 million, on November 21, 2013, with an ex-dividend date of November 18, 2013.

On May 2, 2013 the Company’s Shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 22, 2012 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 23, 2013. In the aggregate, the interim dividend paid in November 2012 and the balance paid in May 2013 amounted to approximately $507.6 million.

On May 2, 2012, the Company’s shareholders approved an annual dividend in the amount of $0.38 per share ($0.76 per ADS). The amount approved included the interim dividend previously paid in November 2011, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on May 24, 2012. In the aggregate, the interim dividend paid in November 2011 and the balance paid in May 2012 amounted to approximately $449 million.

On June 1, 2011, the Company’s shareholders approved an annual dividend in the amount of $0.34 per share ($0.68 per ADS). The amount approved included the interim dividend previously paid in November 2010, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.21 per share ($0.42 per ADS), was paid on June 23, 2011. In the aggregate, the interim dividend paid in November 2010 and the balance paid in June 2011 amounted to approximately $401 million.

10           Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2013	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,417,994	7,503,358	321,271	489,894	43,674	9,776,191
Translation differences	(7,616)	36,436	(3,348)	(7,776)	348	18,044
Additions	10,121	5,242	4,963	641,235	5,308	666,869
Disposals / Consumptions	(17,388)	(30,156)	(8,973)	-	(6,783)	(63,300)
Increase due to the consolidation of joint operations	-	-	1,301	608	142	2,051
Transfers / Reclassifications	95,077	558,533	24,100	(682,059)	(4,935)	(9,284)
Values at the end of the year	1,498,188	8,073,413	339,314	441,902	37,754	10,390,571

Depreciation
Accumulated at the beginning of the year	331,806	4,811,325	182,169	-	15,921	5,341,221
Translation differences	(1,581)	22,046	(2,402)	-	458	18,521
Depreciation charge	43,469	317,242	25,678	-	1,250	387,639
Transfers / Reclassifications	1,511	3,339	(1,655)	-	(3,187)	8
Increase due to the consolidation of joint operations	-	-	392	-	105	497
Disposals / Consumptions	(1,901)	(22,451)	(6,627)	-	(103)	(31,082)
Accumulated at the end of the year	373,304	5,131,501	197,555	-	14,444	5,716,804
At December 31, 2013	1,124,884	2,941,912	141,759	441,902	23,310	4,673,767

Year ended December 31, 2012	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,311,786	7,149,005	287,202	318,297	40,822	9,107,112
Translation differences	(8,824)	877	(2,881)	(5,201)	38	(15,991)
Additions	29,000	14,765	3,121	693,729	6,313	746,928
Disposals / Consumptions	(1,513)	(57,128)	(6,927)	(58)	(4,060)	(69,686)
Increase due to business combinations	-	5,325	138	720	102	6,285
Transfers / Reclassifications	87,545	390,514	40,618	(517,593)	459	1,543
Values at the end of the year	1,417,994	7,503,358	321,271	489,894	43,674	9,776,191

Depreciation
Accumulated at the beginning of the year	293,438	4,580,997	164,292	-	14,732	5,053,459
Translation differences	(1,869)	396	(2,043)	-	247	(3,269)
Depreciation charge	39,082	282,375	25,702	-	1,330	348,489
Transfers / Reclassifications	1,256	831	(754)	-	(377)	956
Disposals / Consumptions	(101)	(53,274)	(5,028)	-	(11)	(58,414)
Accumulated at the end of the year	331,806	4,811,325	182,169	-	15,921	5,341,221
At December 31, 2012	1,086,188	2,692,033	139,102	489,894	27,753	4,434,970

Property, plant and equipment include capitalized interests for net amounts at December 31, 2013 and 2012 of $3,782  and $4,038 (there were no capitalized interests during the years 2013 and 2012)), respectively.

11           Intangible assets, net

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2013	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	310,524	493,822	2,147,433	2,059,946	5,011,725
Translation differences	(1,362)	20	61	-	(1,281)
Additions	85,974	655	-	-	86,629
Transfers / Reclassifications	5,820	(1,249)	-	-	4,571

Disposals	(468)	(419)	(252)	-	(1,139)
Values at the end of the year	400,488	492,829	2,147,242	2,059,946	5,100,505

Amortization
Accumulated at the beginning of the year	218,531	273,443	340,488	979,347	1,811,809
Translation differences	(779)	-	-	-	(779)
Amortization charge	31,104	30,237	-	161,074	222,415
Disposals	(171)	-	-	-	(171)
Transfers / Reclassifications	1,231	(1,236)	-	-	(5)
Accumulated at the end of the year	249,916	302,444	340,488	1,140,421	2,033,269
At December 31, 2013	150,572	190,385	1,806,754	919,525	3,067,236

Year ended December 31, 2012	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	268,237	495,417	2,146,243	2,059,946	4,969,843
Translation differences	(1,277)	(78)	73	-	(1,282)
Additions	42,762	41	-	-	42,803
Transfers / Reclassifications	874	(1,558)	-	-	(684)
Increase due to business combinations	11	-	1,117	-	1,128
Disposals	(83)	-	-	-	(83)
Values at the end of the year	310,524	493,822	2,147,433	2,059,946	5,011,725

Amortization
Accumulated at the beginning of the year	191,571	243,580	340,488	818,274	1,593,913
Translation differences	(827)	(242)	-	-	(1,069)
Amortization charge	27,808	30,284	-	161,073	219,165
Disposals	(103)	-	-	-	(103)
Transfers / Reclassifications	82	(179)	-	-	(97)
Accumulated at the end of the year	218,531	273,443	340,488	979,347	1,811,809
At December 31, 2012	91,993	220,379	1,806,945	1,080,599	3,199,916

(*) Includes Proprietary Technology.
The geographical allocation of goodwill for the year ended December 31, 2013 was $1,614.5 million for North America, $189.4 million for South America  $2.2 million for Europe, and $0.7 million for Middle East & Africa.

11           Intangible assets, net (Cont.)

The carrying amount of goodwill allocated by CGU, as of December 31, 2013, was as follows:

As of December 31, 2013	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA and Colombia)	721.5	-	-	-	721.5
Tamsa (Hydril and other)	-	345.9	19.4	-	365.3
Siderca (Hydril and other)	-	265.0	93.3	-	358.3
Hydril	-	309.0	-	-	309.0
Electric Conduits	45.8	-	-	-	45.8
Coiled Tubing	-	-	-	4.0	4.0
Other	-	-	2.9	-	2.9
Total	767.3	919.9	115.6	4.0	1,806.8

Impairment tests

In 2013 and 2012, the CGU’s shown in the previous table were tested for impairment. No other CGU was tested for impairment in 2013 and 2012 as no impairment indicators were identified.

Tenaris determined that the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill as of December 31, 2013, were: OCTG, Tamsa, Siderca and Hydril, which represented 97.1% of total goodwill.
The value-in-use was used to determine the recoverable amount for all the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill.

Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities. The main key assumptions, shared by all four CGUs are oil and natural gas prices evolution and the level of drilling activity. Tenaris uses the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. In the case of the OCTG CGU, these assumptions are mainly related to the U.S. market. In the case of Tamsa CGU and Siderca CGU, assumptions are mainly related to the countries where they are located, Mexico and Argentina respectively, and to the international markets as both facilities export a large amount of their production. Regarding Hydril CGU, assumptions are mainly related to the worldwide market.

In addition, key assumptions for OCTG CGU, Tamsa CGU and Siderca CGU also include raw materials costs as their production process consists on the transformation of steel into pipes. In the case of Tamsa CGU and Siderca CGU, steel comes from their own steel shops, therefore they consume steelmaking raw materials (e.g., iron ore and metal scrap). In the case of OCTG CGU, the main raw material is hot rolled steel coils. In the case of Hydril CGU, raw material costs are negligible.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2013, the discount rates used were in a range between 10% and 13%.

11           Intangible assets, net (Cont.)

From the CGUs with a significant amount of goodwill assigned in comparison to the total amount of goodwill, Tenaris has determined that the CGU for which a reasonable possible change in a key assumption would cause the CGUs’ carrying amount to exceed its recoverable amount was OCTG CGU.

In OCTG CGU, the recoverable amount calculated based on value in use exceeded carrying value by $106 million as of December 31, 2013. The main factors that could result in impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company’s cash flow projections and a deterioration of the business, competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure program of Tenaris’s clients and the evolution of the rig count in the U.S. market. As there is a significant interaction among the principal assumptions made in estimating its cash flow projections, the Company believes that a sensitivity analysis that considers changes in one assumption at a time could be potentially misleading. A reduction in cash flows of 5.2%, a fall in growth rate to 1.3% or a rise in discount rate of 40 basis points would remove the remaining headroom.

As of December 31, 2013, no cumulative amount of recognized impairment charges are subject to reversal.

12           Investments in associated companies

	Year ended December 31
	2013	2012
At the beginning of the year	977,011	664,997
Translation differences	(87,666)	(108,480)
Equity in earnings of associated companies	46,098	10,444
Impairment loss in associated companies	-	(73,650)
Dividends and distributions received	(16,334)	(18,708)

Acquisitions	-	504,597
Sale of associated company	(9,033)	(3,140)
Increase in equity reserves	2,682	951
At the end of the period	912,758	977,011

The principal associated companies are:
		% ownership - voting rights at December 31,				Value at December 31,
Company	Country of incorporation	2013		2012		2013	2012
Ternium S.A.	Luxembourg	11.46	% (*)	11.46	% (*)	602,303	605,714
Usiminas S.A.	Brazil	2.5% - 5%		2.5% - 5%		298,459	346,941
Others	-	-		-		11,996	24,356
						912,758	977,011
(*) Including treasury shares.

Ternium, is a steel producer in Latin America with production facilities in Mexico, Argentina, Colombia, the southern of United States and Guatemala and it is one of Tenaris´s main suppliers of round steel bars and flat steel products for its pipes business.

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris’s principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

12           Investments in associated companies (Cont)

Summarized selected financial information of Ternium and Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:
	2013			2012
	Usiminas S.A.	Ternium S.A.	Total	Usiminas S.A.	Ternium S.A.	Total
Non-current assets	9,347,605	7,153,162	16,500,767	10,762,700	7,211,371	17,974,071
Current assets	4,038,373	3,219,462	7,257,835	5,275,579	3,655,628	8,931,207
Total assets	13,385,978	10,372,624	23,758,602	16,038,279	10,866,999	26,905,278
Non-current liabilities	3,174,490	2,185,421	5,359,911	4,334,830	2,306,640	6,641,470
Current liabilities	2,171,729	1,849,159	4,020,888	2,643,954	2,125,446	4,769,400
Total liabilities	5,346,219	4,034,580	9,380,799	6,978,784	4,432,086	11,410,870
Non-controlling interests	905,847	998,009	1,903,856	932,050	1,065,730	1,997,780
Revenues	5,970,626	8,530,012	14,500,638	6,502,352	8,608,054	15,110,406
Gross profit	676,960	1,929,720	2,606,680	340,380	1,741,675	2,082,055

Net (loss) income for the year attributable to owners of the parent	(74,459)	455,425	380,966	(319,116)	142,043	(177,073)

13Other investments – non current

	Year ended December 31
	2013	2012
Investments in other companies	2,294	2,293
Others	204	310
	2,498	2,603

14Receivables – non current

	Year ended December 31
	2013	2012
Government entities	2,232	2,962
Employee advances and loans	12,841	12,583
Tax credits	18,396	22,352
Receivables from related parties	20,716	19,349
Legal deposits	23,589	24,312
Advances to suppliers and other advances	44,986	22,752
Others	32,299	40,745
	155,059	145,055
Allowances for doubtful accounts (see Note 23 (i))	(2,979)	(2,995)
	152,080	142,060

15Inventories

	Year ended December 31
	2013	2012
Finished goods	1,024,571	1,024,746
Goods in process	650,567	757,185
Raw materials	363,611	473,278
Supplies	572,167	524,539
Goods in transit	320,496	391,225
	2,931,412	3,170,973
Allowance for obsolescence (see Note 24 (i))	(228,765)	(185,168)
	2,702,647	2,985,805

16           Receivables and prepayments

	Year ended December 31
	2013	2012
Prepaid expenses and other receivables	57,410	49,456
Government entities	3,948	6,600
Employee advances and loans	15,356	13,421
Advances to suppliers and other advances	70,412	65,843
Government tax refunds on exports	25,502	30,206
Receivables from related parties	11,313	42,361
Derivative financial instruments	9,273	17,852
Miscellaneous	36,406	45,309
	229,620	271,048
Allowance for other doubtful accounts (see Note 24 (i))	(9,396)	(10,516)
	220,224	260,532

17           Current tax assets and liabilities

	Year ended December 31
	2013	2012
V.A.T. credits	69,926	97,173
Prepaid taxes	86,265	78,389
	156,191	175,562

	Year ended December 31,
Current tax liabilities	2013	2012
Income tax liabilities	149,154	129,419
V.A.T. liabilities	39,984	27,394
Other taxes	77,622	97,790
	266,760	254,603

18           Trade receivables

	Year ended December 31
	2013	2012
Current accounts	2,005,209	2,077,117
Receivables from related parties	28,924	22,804
	2,034,133	2,099,921
Allowance for doubtful accounts (see Note 24 (i))	(51,154)	(29,143)
	1,982,979	2,070,778

The following table sets forth details of the aging of trade receivables:

	Trade Receivables	Not Due	Past due
At December 31, 2013			1 - 180 days	> 180 days
Guaranteed	628,929	481,079	130,316	17,534
Not guaranteed	1,405,204	1,122,078	227,317	55,809
Guaranteed and not guaranteed	2,034,133	1,603,157	357,633	73,343
Allowance for doubtful accounts	(51,154)	-	(64)	(51,090)
Net Value	1,982,979	1,603,157	357,569	22,253

At December 31, 2012
Guaranteed	651,399	547,986	98,475	4,938
Not guaranteed	1,448,522	1,159,158	259,165	30,199
Guaranteed and not guaranteed	2,099,921	1,707,144	357,640	35,137
Allowance for doubtful accounts	(29,143)	-	(1,138)	(28,005)
Net Value	2,070,778	1,707,144	356,502	7,132

19           Other investments and Cash and cash equivalents

	Year ended December 31
	2013	2012
Other investments
Fixed Income (time-deposit, zero cupon bonds, commercial papers)	639,538	333,658
Bonds and other fixed Income	513,075	307,711
Equity & Fund Investments	74,717	3,040
	1,227,330	644,409
Cash and cash equivalents
Cash at banks	123,162	285,395
Liquidity funds	95,042	301,663
Short – term investments	396,325	241,400
	614,529	828,458

20           Borrowings

	Year ended December 31,
	2013	2012
Non-current
Bank borrowings	247,056	536,134
Finance lease liabilities	1,471	1,547
Costs of issue of debt	(2,309)	(5,274)
	246,218	532,407
Current
Bank borrowings and other loans including related companies	668,132	1,157,983
Bank overdrafts	16,384	55,802
Finance lease liabilities	575	630
Costs of issue of debt	(374)	(2,630)
	684,717	1,211,785
Total Borrowings	930,935	1,744,192

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2013
Financial lease	575	520	490	274	131	56	2,046
Other borrowings	684,142	98,891	91,202	45,860	7,066	1,728	928,889
Total borrowings	684,717	99,411	91,692	46,134	7,197	1,784	930,935
Interest to be accrued (*)	26,643	7,244	3,924	891	251	21	38,974
Total	711,360	106,655	95,616	47,025	7,448	1,805	969,909

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2012
Financial lease	630	415	403	372	225	132	2,177
Other borrowings	1,211,155	231,007	161,997	83,599	45,622	8,635	1,742,015
Total borrowings	1,211,785	231,422	162,400	83,971	45,847	8,767	1,744,192
Interest to be accrued (*)	18,615	12,802	5,753	3,344	748	230	41,492
Total	1,230,400	244,224	168,153	87,315	46,595	8,997	1,785,684

(*) Includes the effect of hedge accounting.

20           Borrowings (Cont)

Significant borrowings include:

			In million of USD
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2013	Tamsa	Bank loans	420	2014
Mainly 2013	Siderca	Bank loans	217	Mainly 2014
January 2012	Confab	Syndicated	193	January 2017(**)

 (**) The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions on investments, compliance with financial ratios (i.e., leverage ratio and interest coverage ratio) and restrictions on amendments.

As of December 31, 2013, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2013 and 2012 (considering hedge accounting where applicable).
	2013	(*)	2012
Total borrowings	7.50%		2.60%

(*) The increase in weighted average interest rates is explained by an increase in the proportion of unhedged, ARS-denominated debt. This represented 25.9 % of total borrowings as of December 31, 2013 and 3.4% as of December 31, 2012. Tenaris estimates that the impact of ARS depreciation on the ARS-denominated debt balance during 2013 has been equivalent to a reduction of 7.05% to its weighted average interest rate before tax. This impact is posted under net foreign exchange results in Other Financial Results.

Breakdown of long-term borrowings by currency and rate is as follows:

Non current borrowings
		Year ended December 31,
Currency	Interest rates	2013	2012
USD	Variable	218,134	510,892
ARS	Fixed	20,778	13,491
Others	Variable	1,347	1,206
Others	Fixed	5,959	6,818
Total non current borrowings		246,218	532,407

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2013	2012
USD	Variable	24,823	240,894
USD	Fixed	25,019	104,845
EURO	Variable	38,279	179,549
EURO	Fixed	8,432	65,107
MXN	Fixed	366,380	339,683
ARS	Fixed	215,429	239,446
ARS	Variable	4,394	32,650
Others	Variable	953	227
Others	Fixed	1,008	9,384
Total current borrowings		684,717	1,211,785

21           Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities
	Fixed assets	Inventories	Intangible and Other (*)	Total

At the beginning of the year	335,484	15,269	530,437	881,190
Translation differences	(1,703)	-	(223)	(1,926)

Charged directly to Other Comprehensive Income	-	-	11,441	11,441

Income statement charge	26,427	6,257	6,564	39,248
At December 31, 2013	360,208	21,526	548,219	929,953

	Fixed assets	Inventories	Intangible and Other (*)	Total

At the beginning of the year	354,053	25,739	578,307	958,099
Translation differences	541	-	(239)	302
Increase due to business combinations	636	-	-	636
Charged directly to Other Comprehensive Income	-	-	(1,429)	(1,429)
Income statement credit	(19,746)	(10,470)	(46,202)	(76,418)
At December 31, 2012	335,484	15,269	530,437	881,190

(*) Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total

At the beginning of the year	(56,406)	(183,560)	(23,141)	(105,409)	(368,516)
Translation differences	6,104	1,311	-	(843)	6,572
Increase due to consolidation of joint operations	(17)	-	-	(1,442)	(1,459)
Charged directly to Other Comprehensive Income	753	-	-	(7,807)	(7,054)
Income statement charge / (credit)	(4,070)	20,007	(2,669)	(18,818)	(5,550)
At December 31, 2013	(53,636)	(162,242)	(25,810)	(134,319)	(376,007)

	Provisions and allowances	Inventories	Tax losses	Other	Total

At the beginning of the year	(70,388)	(171,465)	(35,196)	(105,912)	(382,961)
Translation differences	2,301	647	-	(199)	2,749
Increase due to business combinations	(45)	(189)	-	-	(234)
Charged directly to Other Comprehensive Income	-	-	-	(1,668)	(1,668)
Income statement charge / (credit)	11,726	(12,553)	12,055	2,370	13,598
At December 31, 2012	(56,406)	(183,560)	(23,141)	(105,409)	(368,516)

21           Deferred income tax (Cont)

Deferred tax liabilities (Cont)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2013	2012

Deferred tax assets to be recovered after 12 months	(119,488)	(111,616)
Deferred tax liabilities to be recovered after 12 months	877,524	867,181

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

	Year ended December 31,
	2013	2012

Deferred tax assets	(197,159)	(215,867)
Deferred tax liabilities	751,105	728,541
	553,946	512,674

The movement on the net deferred income tax liability account is as follows:

	Year ended December 31,
	2013	2012

At the beginning of the year	512,674	575,138
Translation differences	4,646	3,051
Charged directly to Other Comprehensive Income	4,387	(3,097)
Income statement credit	33,698	(62,820)
Increase due to business combinations	-	402
Increase due to consolidation of joint operations	(1,459)	-
At the end of the period	553,946	512,674

22           Other liabilities

(i)           Other liabilities – Non current

	Year ended December 31
	2013	2012
Post-employment benefits	169,215	184,323
Other-long term benefits	82,439	68,771
Taxes Payable	-	2,065
Miscellaneous	25,603	47,285
	277,257	302,444

22           Other liabilities (Cont)

(i)           Other liabilities – Non current

Post-employment benefits

▪	Unfunded

	Year ended December 31
	2013	2012
Values at the beginning of the period	131,475	120,484
Current service cost	18,373	12,348
Interest cost	7,220	3,709
Curtailments and settlements	1,212	-
Remeasurements (*)	(3,403)	2,140
Translation differences	(1,561)	(1,143)
Increase due to business combinations	-	1,189
Benefits paid from the plan	(15,299)	(9,342)
Other	(1,086)	2,090
At the end of the year	136,931	131,475

(*) For 2013, loss of $3.0 million attributable to demographic assumptions and a gain of $6.4 million attributable to financial assumptions.

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2013	2012
Discount rate	3% - 7%	3% - 7%
Rate of compensation increase	3% - 7%	2% - 5%

As of December 31, 2013, an increase / (decrease) of 1% in the discount rate assumption would have generated an impact on the defined benefit obligation of $5.5 million and $6.2 million and an increase / (decrease) of 1% in the rate of compensation assumption would have generated an impact on the defined benefit obligation of $4.5 million and $4.1 million. The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2103	2012
Present value of funded obligations	177,433	191,154
Fair value of plan assets	(145,777)	(140,550)
(Assets) / Liability (*)	31,656	50,604

 (*) In 2013 and 2012, $0.6 million and $2.2 million corresponding to an overfunded plan were reclassified within other non-current assets, respectively.

22           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont)

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2013	2012
At the beginning of the year	191,154	172,116
Translation differences	(3,208)	(62)
Current service cost	430	5,148
Interest cost	7,366	7,921
Remeasurements (*)	(7,174)	14,211
Benefits paid	(11,135)	(9,636)
Other	-	1,456
At the end of the year	177,433	191,154

(*) For 2013, loss of  $7.5 million attributable to demographic assumptions and a gain of  $14.7 million attributable to financial assumptions.

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2013	2012
At the beginning of the year	(140,550)	(134,581)
Expected return on plan assets	(2,489)	(8,318)
Remeasurements	(7,737)	(2,908)
Translation differences	1,632	1,588
Contributions paid to the plan	(7,821)	(5,972)
Benefits paid from the plan	11,135	9,636
Other	53	5
At the end of the year	(145,777)	(140,550)

The major categories of plan assets as a percentage of total plan assets are as follows:

	At December, 31
	2013	2012
Equity instruments	47.5%	40.0%
Debt instruments	52.5%	43.0%
Others	-	17.0%

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2013	2012
Discount rate	4% - 5%	4% - 5%
Rate of compensation increase	3% - 4%	3% - 4%

22           Other liabilities (Cont.)

(i)           Other liabilities – Non current (Cont)

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2013, an increase / (decrease) of 1% in the discount rate assumption would have generated an impact on the defined benefit obligation of $21.1 million and $24.7 million and an increase / (decrease) of 1% in the discount rate assumption would have generated an impact on the defined benefit obligation of $2.0 million and $1.9 million. The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated

The employer contributions expected to be paid for the year 2014 amounts approximately to $8.0 million.

(ii)           Other liabilities –current

	Year ended December 31,
	2013	2012
Payroll and social security payable	207,425	261,223
Liabilities with related parties	22	4,023
Derivative financial instruments	8,268	14,031
Miscellaneous	35,282	39,551
	250,997	318,828

23           Non-current allowances and provisions

(i)           Deducted from non current receivables

	Year ended December 31
	2013	2012
Values at the beginning of the year	(2,995)	(3,445)
Translation differences	740	450
Additional provisions	(752)	-

Used	28	-
Values at the end of the year	(2,979)	(2,995)

(ii)           Liabilities

	Year ended December 31
	2013	2012
Values at the beginning of the year	67,185	72,975
Translation differences	(8,065)	(4,427)
Additional provisions	20,852	10,871
Reclassifications	(3,387)	-
Used	(9,840)	(12,234)
Increase due to the consolidation of joint operations	50	-
Values at the end of the year	66,795	67,185

24                 Current allowances and provisions

(i)           Deducted from assets

Year ended December 31, 2013	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(29,143)	(10,516)	(185,168)
Translation differences	(17)	1,282	1,589
Additional allowances	(23,236)	(956)	(70,970)
Increase due to the consolidation of joint operations	(7)	-	-
Used	1,249	794	25,784
At December 31, 2013	(51,154)	(9,396)	(228,765)

Year ended December 31, 2012	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(25,949)	(5,680)	(152,737)
Translation differences	(65)	359	985
Additional allowances	(3,840)	(5,936)	(49,907)
Increase due to business combinations	(269)	-	(604)
Used	980	741	17,095
At December 31, 2012	(29,143)	(10,516)	(185,168)

 (ii)           Liabilities
Year ended December 31, 2013	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	14,112	12,846	26,958
Translation differences	(335)	490	155
Additional allowances	8,512	2,063	10,575
Reclassifications	366	3,021	3,387
Used	(12,985)	(2,492)	(15,477)
Increase due to the consolidation of joint operations	-	117	117
At December 31, 2013	9,670	16,045	25,715

Year ended December 31, 2012	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	11,286	22,319	33,605
Translation differences	(82)	245	163
Additional allowances / (reversals)	16,619	(6,995)	9,624
Reclassifications	344	(354)	(10)
Used	(14,055)	(2,369)	(16,424)
At December 31, 2012	14,112	12,846	26,958

25           Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:
	Year ended December 31,
	2013	2012
Foreign exchange derivatives contracts	9,273	17,852
Contracts with positive fair values	9,273	17,852

Foreign exchange derivatives contracts	(8,268)	(14,031)
Contracts with negative fair values	(8,268)	(14,031)
Total	1,005	3,821

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives, including embedded derivatives and those derivatives that were designated for hedge accounting as of December 2013 and 2012, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2013	2012	2013	2012
ARS	USD	2014	-	1,301	-	(4,043)
USD	BRL	2014	5,604	824	-	(818)
EUR	BRL	2014	411	1,272	244	2,913
USD	EUR	2014	(456)	(223)	(21)	-
USD	CAD	2014	72	(105)	-	-
USD	MXN	2014	(510)	148	(2)	-
MXN	USD	2014	(3,285)	1,324	(101)	(563)
USD	COP	2014	(11)	(847)	-	-
JPY	USD	2014	(675)	(202)	-	-
Others			(145)	329	-	(349)
Total			1,005	3,821	120	(2,860)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-11	Movements 2012	Equity Reserve Dec-12	Movements 2013	Equity Reserve Dec-13
Foreign Exchange	(8,211)	5,351	(2,860)	2,980	120
Total Cash flow Hedge	(8,211)	5,351	(2,860)	2,980	120

Tenaris estimates that the cash flow hedge reserve at December 31, 2013 will be recycled to the Consolidated Income Statement during 2014.

26           Contingencies, commitments and restrictions on the distribution of profits

Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, the potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements (Notes 23 and 24) are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’ results of operations, financial condition, net worth and cash flows.

Tax assessment in Italy

A Tenaris Italian company received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. On February 21, 2013, the company filed an appeal to this assessment with the tax court in Milan. The assessment is for an estimated amount of EUR281 million (approximately $388 million), comprising EUR76million (approximately $105 million)  in principal and EUR205 million (approximately $283 million) in interest and penalties, as of December 31, 2013. The hearing on this appeal was held on October 18, 2013, and the tax court’s decision is currently pending. On December 24, 2013 the company received a new tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2008. On February 20, 2014, the company filed an appeal to the 2008 assessment with the tax court in Milan. This second assessment is for an estimated amount of EUR247 million (approximately $341 million), comprising EUR67 million (approximately $92 million)  in principal and EUR180 million (approximately $248 million) in interest and penalties, as of December 31, 2013.Tenaris believes, based and confirmed by tax expert’s opinions, that it is not probable that the ultimate resolution of the matter will result in a material obligation.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

▪
A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to  prices to comparable Nucor customers. The contract became effective in May 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with 12-month prior notice. As of December 31, 2013, the estimated aggregate contract amount through December 31, 2015, calculated at current prices, is approximately $556 million.

▪
A Tenaris company entered into a contract with Siderar, a subsidiary of the Company’s affiliate Ternium S.A. (“Ternium”) for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through to 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $66 million.

▪
A Tenaris company, entered into various contracts with suppliers for a current total amount of approximately $236 million related to the investment plan to expand US operations with the installation of a state-of-the-art seamless pipe mill, heat treatment and premium threading facilities.

26           Contingencies, commitments and restrictions on the distribution of profits

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2013, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2013	21,899,189
Total equity in accordance with Luxembourg law	23,807,513

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2013, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2013, distributable amount under Luxembourg law totals $22.5 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2012 under Luxembourg law	22,411,870
Other income and expenses for the year ended December 31, 2013	(5,050)
Dividends approved	(507,631)
Retained earnings at December 31, 2013 under Luxembourg law	21,899,189
Share premium	609,733
Distributable amount at December 31, 2013 under Luxembourg law	22,508,922

27           Business combinations, other acquisitions and investments

Mexican Power Plant Investment

Following the execution of an August 2013 memorandum of understanding for the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, as of February 2014, Tenaris, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) have completed their initial investments in Techgen, S.A. de C.V., a Mexican project company owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris.  Tenaris and Ternium have also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.

Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”)

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab acquired 25 million ordinary shares of Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. The price paid for each ordinary share was Brazilian reais (“BRL”) 36, representing a total cost to Confab of $504.6 million. Confab financed the acquisition through an unsecured 5-year term loan in the principal amount of $350 million and cash on hand.

27           Business combinations and other acquisitions (Cont.)

Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) (Cont.)

This acquisition was part of a larger transaction pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’s existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’s total voting capital and 13.8% of Usiminas’s total share capital. In addition, Ternium, its subsidiaries and Confab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and Previdência Usiminas, formerly known as Caixa dos Empregados da Usiminas, an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group, which holds 329.4 million ordinary shares representing the majority of Usiminas’s voting rights, is now formed as follows: Nippon Group 47.2%, Ternium/Tenaris Group 42.4%, and Previdência Usiminas 10.4%. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

Upon completion of its purchase price allocation procedures, in 2012, the  Company determined a goodwill included within the investment balance of $142.7 million. An impairment test over the investment in Usiminas was performed as of December 31, 2012, and subsequently the goodwill of such investment was written down by $73.7 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand have been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in the forecast of long term iron ore prices that affected cash flow expectations.

To determine the recoverable value, the value in use was used, which was calculated as the present value of the expected cash flows, considering the expected prices for the years covered by the projection. As of December 31, 2012 the discount rate used to test the investment in Usiminas for impairment was 9.6%. As of December 31, 2012, following the impairment charges, the Company’s investment in Usiminas amounted to $346.9 million.

On February 13,  2014,  Usiminas published its annual accounts as of and for the year ended December 31, 2013, which state that revenues, post-tax losses from continuing operations and net assets amounted to $5.971 million, $75 million and $7.134 million, respectively. As of December 31, 2013, the Company’s investment in Usiminas, amounted to $298.5 million. This amount includes Goodwill and other tangible and intangible  assets allocated in the purchase price for $44 million and $73.8 million, respectively.

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities acquiring Usiminas shares in the January 2012 transaction.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’s control group, and Confab would have a 17.9% share in the offer.

On September 23, 2013, the first instance court issued its decision finding in favour of Confab and the other defendants and dismissing the CSN lawsuit. Such decision is not final and is subject to appeal. Tenaris believes that CSN's allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil's securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement and, more recently, the first instance court decision on this matter referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

Confab delisting

Following a proposal by shareholders representing 32.6% of the shares held by the public in its controlled Brazilian subsidiary Confab, on March 22, 2012, Tenaris launched a delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab for a price in cash of BRL 5.85 per ordinary or preferred share, subject to adjustments as described in the offer documents. The shareholders parties to the proposal had agreed to the offer price and had committed to tender their shares into the offer.

27           Business combinations and other acquisitions (Cont.)

Confab delisting (Cont.)

On April 23, 2012, at the auction for the offer, a total of 216,269,261 Confab shares were tendered. As a result, Tenaris attained the requisite threshold to delist Confab from the São Paulo Stock Exchange. The final cash price paid in the auction was BRL 5.90 per ordinary or preferred share (or approximately $3.14 per ordinary or preferred share). Subsequent to the auction, on April 23, 2012, Tenaris acquired 6,070,270 additional Confab shares in the market at the same price. Upon settlement of the offer and these subsequent purchases on April 26, 2012, Tenaris held in the aggregate approximately 95.9% of Confab.

Tenaris later acquired additional shares representing approximately 2.3% of Confab at the same price paid in the auction of the offer and on June 6, 2012, Confab exercised its right to redeem the remaining shares at the same price paid to the tendering shareholders (adjusted by Brazil’s SELIC rate). Confab became a wholly-owned subsidiary of Tenaris.

Tenaris’s total investment in Confab shares pursuant to these transactions amounted to approximately $758.5 million.

Business combinations

In August 2012, Tenaris acquired 100% of the shares of Filettature attrezzature speciali tubolari S.R.L. (“Fast”), for a purchase price of $21.4 million. Net equity acquired amounts to $19.9 million (mainly cash and cash equivalents for $14.9 million and fixed assets for $6.3 million).

Had this transaction been consummated on January 1, 2012, then Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.

28           Cash flow disclosures
		Year ended December 31,
(i)	Changes in working capital	2013	2012	2011
	Inventories	287,874	(174,670)	(335,337)
	Receivables and prepayments	62,114	(26,285)	122,419
	Trade receivables	129,939	(166,985)	(456,874)
	Other liabilities	(151,578)	6,202	(30,058)
	Customer advances	(77,099)	78,446	(16,168)
	Trade payables	(62,470)	(19,720)	66,378
		188,780	(303,012)	(649,640)

(ii)	Income tax accruals less payments
	Tax accrued	627,877	541,558	475,370
	Taxes paid	(502,461)	(702,509)	(354,466)
		125,416	(160,951)	120,904

	Interest accrued	37,356	22,048	21,567
	Interest received	42,091	41,996	38,399
	Interest paid	(109,170)	(89,349)	(84,846)
		(29,723)	(25,305)	(24,880)

(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	614,529	828,458	823,743
	Bank overdrafts	(16,384)	(55,802)	(8,711)
		598,145	772,656	815,032

As of December 31, 2013, 2012 and 2011, the components of the line item “other, including currency translation adjustment” are immaterial to net cash provided by operating activities.

29           Related party transactions

As of December 31, 2013:

▪
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

At December 31, 2013, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $31.3 per ADS, giving Tenaris’s ownership stake a market value of approximately $719 million. At December 31, 2013, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $602.3 million. See Section II.B.2.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not Associated and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Year ended December 31
		2013	2012	2011
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods to associated parties	35,358	43,501	39,476
	Sales of goods to other related parties	115,505	77,828	106,781
	Sales of services to associated parties	15,439	14,583	14,732
	Sales of services to other related parties	5,035	4,000	4,740
		171,337	139,912	165,729

	(b) Purchases of goods and services
	Purchases of goods to associated parties	320,000	444,742	170,675
	Purchases of goods to other related parties	14,828	19,745	22,134
	Purchases of services to associated parties	56,820	112,870	88,707
	Purchases of services to other related parties	100,677	87,510	113,764
		492,325	664,867	395,280

	(all amounts in thousands of U.S. dollars)	At December 31,
		2013	2012
(ii)	Period-end balances
	(a) Arising from sales / purchases of goods / services
	Receivables from associated parties	30,416	64,125
	Receivables from other related parties	30,537	20,389
	Payables to associated parties	(33,503)	(86,379)
	Payables to other related parties	(8,323)	(14,123)
		19,127	(15,988)

	(b) Financial debt
	Borrowings from associated parties	-	(3,909)
	Borrowings from other related parties	-	(2,212)
		-	(6,121)

29           Related party transactions

Directors’ and senior management compensation

During the years ended December 31, 2013, 2012 and 2011, the cash compensation of Directors and Senior managers amounted to $27.1 million, $24.1 million and $25.7 million respectively. In addition, Directors and Senior managers received 534, 542 and 555 thousand units for a total amount of $5.6 million, $5.2 million and $4.9 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (2).

30           Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2013.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2013	2012	2011
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	41%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacturing and marketing of premium connections	100%	100%	100%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	77%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (c)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Trading and holding Company	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A. - Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NIGERIA LIMITED	Nigeria	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NORWAY A.S.	Norway	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (d)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.a.r.l.	Luxembourg	Holding Company	100%	100%	100%
TENARIS INVESTMENTS S.ar.l., Zug Branch	Switzerland	Financial services	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries (except detailed)	Switzerland	Holding Company	100%	100%	100%
TUBOS DE ACERO DE MEXICO S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

(*) All percentages rounded.

(a) For 2011, Tenaris holds 99% of the voting shares of Confab Industrial S.A.
(b) Tenaris holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80% for 2013 and 60% for 2012 and 2011.
(c) For 2013, Tenaris holds 100% of Siderca's subsidiaries. For 2012 and 2011, Tenaris holds 100% of Siderca's subsidiaries except for Scrapservice S.A where it holds 75%.
(d) Tenaris holds 97.5% of Tenaris Supply Chain S.A, 95% of Tenaris Saudi Arabia Limited, 60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters, and 49% of Amaja Tubular Services Limited.

31         Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”).

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Venezuela did not pay any compensation for these assets.

Tenaris’s investments in the Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgium-Luxembourg Economic Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the International Centre for Settlement of Investment Disputes (“ICSID”) in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (Talta), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. The parties to the arbitration have had several exchanges of written pleadings. The final hearing on jurisdiction and the merits was held from January 31, 2013 to February 7, 2014. Following the holding of a further hearing for the examination of certain legal experts provisionally scheduled for May 2014, and the submission of post-hearing briefs, the arbitral tribunal will deliberate and issue a decision.

In July 2012, Tenaris and Talta initiated separate arbitration proceedings against Venezuela before the ICSID, seeking adequate and effective compensation for the expropriation of their respective investments in Tavsa and Comsigua. The tribunal in these proceedings was constituted in July 2013. Tenaris and Talta submitted their memorial on jurisdiction and the merits in October 2013. The parties to the arbitration will exchange one round of jurisdictional submissions in early 2014 and the tribunal has reserved the right to hold a jurisdictional hearing after reviewing the parties' written submissions. This hearing has provisionally been scheduled for July 2014.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2013 for a total amount of approximately $25 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

32           Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2013	2012	2011
Audit Fees	5,723	5,446	5,398
Audit-Related Fees	143	335	99
Tax Fees	117	137	151
All Other Fees	51	32	4
Total	6,034	5,950	5,652

33           Subsequent event

Annual Dividend Proposal
On February 20, 2014 the Company’s board of directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 7, 2014, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $508 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153.5 million, paid on November 21, 2013. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354 million will be paid on May 22, 2014, with an ex-dividend date of May 19, 2014. These Consolidated Financial Statements do not reflect this dividend payable.

Edgardo Carlos
Chief Financial Officer